

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2019

Michael McDonnell
Executive Vice President and Chief Financial Officer
IQVIA Holdings Inc.
83 Wooster Heights Road
Danbury, Connecticut 06810

   Re: IQVIA Holdings Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2018
    Filed February 19, 2019
    Form 8-K
    Filed February 14, 2019
    File No. 001-35907

Dear Mr. McDonnell:

  We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to the comment, we may have additional comments.

Form 8-K filed on February 14, 2019

Exhibit 99.1, page 1

1. We note your presentation of adjusted net income includes an adjustment for purchase accounting amortization. Please tell us how you determined that this adjustment does not substitute individually tailored recognition and measurement methods for those of GAAP. Refer to question 100.04 of the Division's Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Steve Lo at 202-551-3394 or Joel Parker at 202-551-3651 with any questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and
Mining